UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Disclosure of Major Shareholding

February 23, 2010 – 8:00 am CET

DISCLOSURE OF MAJOR SHAREHOLDING

BRUSSELS, Belgium, February 23, 2010 - Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, has received a notification of the threshold of 5% being crossed by BlackRock, Inc. which owns 5.01% of Delhaize Group’s voting rights as follows:

Holders of Voting Rights	Number of Voting Rights	Percentage Held
BlackRock Asset Management Japan Co. Ltd	434 157	0.43%
BlackRock Advisors (UK) Limited	1 315 353	1.30%
BlackRock Institutional Trust Company, N.A.	2 288 516	2.27%
BlackRock Fund Advisors	544 747	0.54%
BlackRock Asset Management Canada Ltd	52 143	0.05%
BlackRock Advisors, LLC	78 200	0.08%
BlackRock Investment Management (Australia) Ltd	2 274	0.00%
BlackRock Investment Management (Dublin) Ltd	8 498	0.01%
BlackRock Fund Managers Ltd	19 197	0.02%
BlackRock International Ltd	39 345	0.04%
BlackRock Investment Management UK Ltd	21 094	0.02%
BlackRock (Luxembourg) SA	20 800	0.02%
BlackRock Investment Management LLC	129 693	0.13%
BlackRock Asset Management Australia Limited	96 612	0.10%
BlackRock Financial Management, Inc.	1 278	0.00%
Total:	5 051 907	5.01%

This is an increase of 0.84% compared to the previous notification of ownership of 4 205 474 shares received on December 7, 2009.

According to the notification that Delhaize Group received from BlackRock Investment Management (UK) Limited on February 18, 2010, BlackRock, Inc. is the ultimate controller of the legal entities listed above. The latter however, are the discretionary investment managers that hold the Delhaize Group shares and exercise the voting rights.

» Delhaize Group

Delhaize Group is a Belgian food retailer present in six countries on three continents. At the end of 2009, Delhaize Group’s sales network consisted of 2 732 stores. In 2009, Delhaize Group posted EUR 19.9 billion (USD 27.8 billion) in revenues. In 2008, Delhaize Group posted EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen: + 32 2 412 83 62 Aurélie Bultynck: + 32 2 412 83 61	Barbera Hoppenbrouwers (media): +32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	February 24, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President